

Mail Stop 4628

October 8, 2015

Via E-Mail
Ms. Tara Kreizenbeck
Vice President and Corporate Controller
Inventure Foods, Inc.
5415 E. High Street, Suite #350
Phoenix, Arizona 85054

> **Re:** **Inventure Foods, Inc.**
> **Form 10-K for the Fiscal Year ended December 27, 2014**
> **Filed March 10, 2015**
> **Response Letter dated September 30, 2015**
> **File No. 001-14556**

Dear Ms. Kreizenbeck:

We have reviewed your September 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2015 letter.

Form 10-K for the Fiscal Year ended December 27, 2014

Financial Statements

Note 11 – Business Segments and Significant Customers, page 54

1. We have read your response to prior comment 1 and note that you propose to disclose in future filings revenues for your healthy/natural and indulgent specialty snack food categories. It remains unclear as to why you do not plan to disclose revenues for each product or group of similar products pursuant to the requirement of FASB ASC 280-10-50-40, as you disclose various product categories on pages 2 and 3 of your Form 10-K, and acknowledge that sales revenues at product levels are available, both in your

September 30, 2015 and December 6, 2013 response letters. Please note that the disclosure requirement per ASC 280-10-50-40 is separate from and incremental to the disclosure requirement of reportable segments per ASC 280-10-50-10. We re-issue prior comment 1.

You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources